UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MERUS N.V.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

June 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G (Amendment No. 1)	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Incyte Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,008,076
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,008,076
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,076
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%*
12.	TYPE OF REPORTING PERSON (see instructions) CO
*See footnotes to Item 4 below.

13G (Amendment No. 1)	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Merus N.V. (“Merus”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Upsalalaan 17, 3584 CT Utrecht, The Netherlands

Item 2(a)	Name of Person Filing:

Incyte Corporation (“Incyte”)

Item 2(b)	Address of the Principal Business Office or, if none, Residence:

1801 Augustine Cut-Off, Wilmington, DE 19803

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

common shares, nominal value €0.09 per share (“Common Shares”)

Item 2(e)	CUSIP Number:

N5749R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 1,008,076 shares

(b)	Percent of class: 1.5%(1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,008,076 shares

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,008,076 shares (2)

	(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	The ownership percentage of Incyte has been calculated based on a total of 67,370,051 Common Shares outstanding as of May 30, 2024, as disclosed by Merus in its Prospectus Supplement filed pursuant to Rule 424(b)(5) and its Current Report on Form 8-K, both filed with the Securities and Exchange Commission on May 30, 2024.

13G (Amendment No. 1)	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

13G (Amendment No. 1)	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2024

INCYTE CORPORATION

By:	/s/ Sheila A. Denton
Sheila A. Denton
Executive Vice President and
General Counsel